Exhibit 99.4

CIBT EDUCATION GROUP INC.

MANAGEMENT’S DISCUSSION & ANALYSIS
(Expressed in Canadian Dollars unless otherwise stated)

FOR THE YEAR ENDED AUGUST 31, 2010

CIBT EDUCATION GROUP INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE YEAR ENDED AUGUST 31, 2010

The following Management’s Discussion & Analysis should be read in conjunction with the consolidated financial statements and related notes for the year ended August 31, 2010 that are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

The Company changed its reporting currency from United States dollars to Canadian dollars effective September 1, 2008.  All dollar amounts are expressed in Canadian dollars unless otherwise stated.

The Company’s operating results for the three and twelve months ended August 31, 2010 (“current quarter”) are compared to the operating results for the three and twelve months ended August 31, 2009 (“prior quarter”).

NON-GAAP FINANCIAL MEASUREMENTS

Earnings before interest, taxes, depreciation and amortization and impairments (“EBITDA”), adjusted net income (loss), and monthly averages, all of which are non-GAAP financial metrics, are used in this Management’s Discussion & Analysis.  These non-GAAP financial measurements do not have any standardized meaning as prescribed by Canadian or US GAAP, and is therefore unlikely to be comparable to similar measures presented by other issuers.  Management uses EBITDA metrics to measure the profit trends of the business units and segments in the consolidated group since it eliminates the effects of financing and accounting decisions.  Management uses adjusted net income metrics to measure the profit trends of the business units and segments in the consolidated group since it eliminates non-cash revenues and expenses as well as certain non-recurring items.  Management uses monthly averages metrics to measure the monthly average trend of certain financial statement numbers such as gross revenues, net revenues, and general and administrative expenses.  Certain investors, analysts and others utilize these non-GAAP financial metrics in assessing the Company’s financial performance.  These non-GAAP financial measurements have not been presented as an alternative to net income or any other financial measure of performance prescribed by Canadian or US GAAP.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the following Management’s Discussion & Analysis constitute forward-looking statements.  Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied by the forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements.

Date of Report – November 30, 2010

CIBT EDUCATION GROUP INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE YEAR ENDED AUGUST 31, 2010

NATURE OF BUSINESS

The Company is an educational, investment, marketing and management organization headquartered in Vancouver, B.C., Canada.  The Company’s business activities presently include education and media communications.  The Company currently has four principal business units/segments, being CIBT School of Business & Technology Corp. (“CIBT”), Sprott-Shaw Degree College Corp. (“SSDC”), King George International College (“KGIC”), and IRIX Design Group Inc. (“IRIX”).  The Company’s education business is conducted through CIBT and its subsidiaries in Asia, and through SSDC and KGIC in Canada.    The Company operates its media communications business through IRIX which is based in Canada.

OVERALL PERFORMANCE

For the three months ended August 31, 2010, revenues totaled $20,130,656 compared to $12,789,067 for the three months ended August 31, 2009, an increase of 57% due primarily to the increase in revenues from the acquisition of KGIC.  If the extra KGIC revenue was excluded then revenues for the quarter ended August 31, 2010 would have been $11,962,738.  Comparing revenues of $12,789,067 for the quarter ended August 31, 2009 to the revenue adjusted for the KGIC acquisition of $11,962,738 for the quarter ended August 31, 2010 results in a marginal decrease of 7% due to the decline in CIBT and SSDCC revenues.

CIBT’s revenues net of direct costs produced an average 23% margin during the three months ended August 31, 2010 compared to a 66% margin during the three month period ended August 31, 2009.  SSDC’s revenues net of direct costs averaged a 66% margin during the three months ended August 31, 2010 compared to a 67% margin during the three month period ended August 31, 2009.  KGIC’s revenues net of direct costs averaged a 59% margin during the three months ended August 31, 2010.  There is no comparison to its performance last year during the same quarter for the entity was only acquired on March 15, 2010.  IRIX’s revenues net of direct costs averaged a 51% margin during the three months ended August 31, 2010 compared to a 29% margin during the three month period ended August 31, 2009.  Overall revenues net of direct costs averaged a 60% margin during the three months ended August 31, 2010 compared to a 66% margin during the three month period ended August 31, 2009.  The majority of revenues came from international students studying abroad in Canada.

General and administrative expenses for the quarter ended August 31, 2010 was $10,506,530 (which represented 52% of the, total gross revenues) compared to $8,069,369 (which represented 63% of the total gross revenues) for the quarter ended August 31, 2009, an increase of 30% primarily due to the addition of KGIC’s operations in this quarter, and advertising fees which increased by 75% from $1,954,228 to $3,413,246 compared to same period last year.  Bank charges and interest increased by 133% from $54,695 to $127,483.  Rentals and leases increased by 91% from $786,595 to $1,502,701.  Refer to the “General and Administrative Expenses” discussion below for an analysis of various expense items.

In 2007, certain goodwill and intangible value was recorded as a result of the share exchange agreement between CIBT Education Group and certain minority shareholders.  As a result of such share exchange agreement, CIBT Group was able to increase its ownership in its China based subsidiary from 74% to 100%.  In 2010, the financial performance of our China operation experienced a slow down and several programs were wound down therefore the Company assessed certain intangibles and a portion of the intangible value was impaired in accordance with GAAP.  Such impairment is not cash related and does not impact the cash flow or operations of the company.

The company incurred professional fees to prepare the F-1 document for the U.S. offering.  As the offering was delayed, a portion of the F-1 preparation cost of $200,000 was expensed.  The Company plans to re-file the prospectus.

The Company generated a net loss of $653,320 for the quarter ended August 31, 2010 compared to net loss of $186,270 for the quarter ended August 31, 2009.

The Company’s EBITDA was $1,148,944 for the three month period ended August 31, 2010 compared to a loss of $28,839 for the three month period ended August 31, 2009.  The Company’s EBITDA for the three months ended August 31, 2010 was higher than the EBITDA for the three months ended August 31, 2009 due to higher revenues from KGIC.

For the year ended August 31, 2010, revenues were $55,954,852 compared to $44,550,958 for the year ended August 31, 2009, an increase of 26%.  General and Administrative costs for the year ended August 31, 2010 were $31,899,806 compared to $25,513,613 for the year ended August 31, 2009, an increase of 25%.  Net income for the year ended August 31, 2010 was $582,370 as compared to the year ended August 31, 2009 of $16,007, an increase of 3538%.  EBITDA for the year ended August 31, 2010 was $1,846,938 as compared to $1,979,588 for the year ended August 31, 2009, a decrease of 7%.

The following reconciles the net income (loss) to the EBITDA:

	Three Months Ended August 31, 2010	Three Months Ended August 31, 2009	Year Ended August 31, 2010	Year Ended August 31, 2009

Net income (loss)	$(653,320)	$(186,270)	$582,370	$16,007

Add: interest on long-term debt	48,075	10,996	92,346	41,579
Add: income tax provision	(772,938)	(257,228)	(2,365,055)	285,241
Add: amortization & impairment	2,527,127	403,663	3,537,277	1,636,761
	,
EBITDA (Loss)	$1,148,944	$(28,839)	$1,846,938	$1,979,588

The Company had a working capital deficit of $1,836,438 and a shareholders’ equity of $27,022,958 as at August 31, 2010.  Cash increased by $1,174,707 during the three months ended August 31, 2010, resulting in a consolidated cash balance of $11,511,835 as at August 31, 2010.

The following details various items and the effects on cash during the year ended August 31, 2010:

Year Ended August 31, 2010

Net income	$582,370

Add: total non-cash items such as amortization, impairment, stock-based compensation, non-controlling interests, and future income taxes	2,337,410
Changes in working capital accounts (adjusted for the effects of non-cash changes and unrealized foreign exchange changes):
Accounts receivable	(2,146,521)
Prepaid expenses	2,470,624
Inventory	58,131
Accounts payable and accrued liabilities	(255,373)
Income taxes payable	65,186
Deferred revenues	(583,878)
Add: advances from related parties	19
Add: proceeds from issuance of shares	3,297,430
Add: proceeds from loans	3,000,000
Add: write-off of deferred finance fees	200,000
Deduct: purchases of property and equipment	(672,645)
Deduct: treasury share transaction	(29,674)
Deduct: acquisition of net assets of business entities	(5,673,148)
Deduct: non-controlling interest draws	(217,434)
Deduct: loan principal repayment	(432,551)
Deduct: payment of curriculum development costs	(106,454)
Deduct: payment of capital lease obligations	(85,190)
Deduct: payment of deferred finance fees	(538,891)
Deduct: foreign exchange rate effects on working capital accounts and self-sustaining operations in China	(94,704)

Increase in cash for the period ended August 31, 2010	$1,174,707

The changes in working capital accounts reflect the normal business operating cycle of the Company’s educational business.  The Company’s educational business (especially CIBT) follows the typical student enrolment season for the education business sector, which is September of every year.  A substantial amount of the Company’s tuition fees (approximately 60%) are collected in the month of September of each year, but are deferred and recognized as revenues earned as the courses and programs are delivered throughout the academic year which operates from September to June.

As the academic year progresses, certain working capital accounts will decrease to reflect the revenue earning process.  Accounts receivable (especially in SSDC’s operations) will decrease and be converted into cash as tuition fees are collected from students and government contracts.  Accounts payable will decrease as cash is used to pay trade suppliers and educational partners.  Prepaid expenses will decrease as prepaid teaching costs to CIBT’s educational partners are amortized and recognized as direct educational costs during the revenue recognition process.  Unique to the educational business sector are deferred revenues since tuition fees are collected in advance of courses and programs being delivered.  When the tuition fees were collected in September, the Company’s cash balance increased and the deferred revenue balance also increased.  Deferred revenues represent a liability to the Company to deliver the courses and programs over the academic year or period since cash was collected for services to be rendered.  As the courses and programs are delivered, the tuition fee revenues are earned by the Company and the deferred revenue balance decreases as it is recognized as revenues during the period.  The reduction in the deferred revenue balance is a reduction in the liability to the Company to deliver the courses and programs, and the reduction is in effect a use of cash to decrease the Company’s liabilities.

KGIC’s business operating cycle is typically reverse of CIBT and SSDC with the summer season as the busiest season for the year due to the significant increase in summer camp programs.  Since these summer camp programs run from June to August, tuition fees collected in June increases the Company’s cash balance and deferred revenue balance also increases.  This works the same as described above about deferred revenues representing a liability to the Company to deliver the programs over the academic period, and the reduction in deferred revenue balance is a reduction in the liability of the Company to deliver the programs.

The changes in the Company’s working capital accounts during the three months ended August 31, 2010 reflects the normal business operating cycle associated with the education business.  In particular, changes to the deferred revenues working capital account reflect the seasonal nature of the Company’s education business and the revenue recognition process.

The current portion of long term debt decreased by $219,775 for the three months ended August 31, 2010 which represented a use of cash to the Company from the addition of loaned funds during the period used to acquire KGIC.  The loan originated from a term loan facility from a commercial bank.

SUMMARY OF QUARTERLY RESULTS

Selected Financial Information	Three Months Ended November 30, 2009 (First Quarter)	Three Months Ended February 28, 2010 (Second Quarter)	Three Months Ended May 31, 2010 (Third Quarter)	Three Months Ended August 31, 2010 (Fourth Quarter)

Total revenues	$11,685,860	$10,856,392	$13,281,944	$20,130,656

Net income (loss)	$190,126	$1,845,190	$(799,626)	$(613,746)

Income (loss) per share	$0.00	$0.03	$(0.01)	$(0.01)

Selected Financial Information	Three Months Ended November 30, 2008 (First Quarter)	Three Months Ended February 28, 2009 (Second Quarter)	Three Months Ended May 31, 2009 (Third Quarter)	Three Months Ended August 31, 2009 (Forth Quarter)

Total revenues	$10,520,909	$9,866,359	$11,374,623	$12,789,067

Net income (loss)	$149,669	$(76,812)	$129,420	$(186,270)

Income (loss) per share	$0.00	$(0.00)	$0.00	$(0.00)

RESULTS OF OPERATIONS

The following table compares selected financial information for the quarter ended August 31, 2010 to the quarter ended August 31, 2009.

Selected Financial Information	Three Months Ended August 31, 2010	Three Months Ended August 31, 2009

Revenues	$20,130,656	$12,789,067

Educational revenues – CIBT	$1,066,497	$1,347,362
Educational revenues net of direct costs – CIBT	$247,030	$888,420

Educational revenues – SSDC	$10,507,619	$11,201,429
Educational revenues net of direct costs – SSDC	$6,895,851	$7,454,745

Educational revenues – KGIC	$8,167,918	-
Educational revenues net of direct costs – KGIC	$4,837,602	-

Media revenues – IRIX	$388,622	$240,276
Media revenues net of direct costs – IRIX	$198,081	$68,925

General and administrative expenses	$10,506,530	$8,069,369

Amortization	$527,127	$403,663

Stock-based compensation	$15,000	$90,485

Net income (loss)	$(653,320)	$(186,270)

Earnings (loss) per share	$(0.01)	$(0.00)

Total assets	$56,895,825	$47,377,951

Long-term liabilities	$2,186,021	$2,077,154

CIBT
Revenues for CIBT during the three months ended August 31, 2010 were $1,066,497 compared to $1,347,362 for the three months ended August 31, 2009, a decrease of 21%.  Revenues net of direct costs averaged a 23% margin during the three months ended August 31, 2010 compared to a 66% margin during the three month period ended August 31, 2009. The decrease in margins was due to a first time accrual of $339,385 of partner costs.  Revenues for CIBT during the year ended August 31, 2010 were $7,166,099 compared to $9,576,706 for the year ended August 31, 2009, a decrease of 25%.  Revenues net of direct costs averaged a 47% margin during the year ended August 31, 2010 compared to 54% during the year ended August 31, 2009.  The CIBT student population was 2,512 as at August 31, 2010 compared to 2,671 as at August 31, 2009.  Revenue per student averaged Chinese RMB 2,777 (Canadian equivalent of $417) for the three months ended August 31, 2010 compared to an average of Chinese RMB 3,272 (Canadian equivalent of $491) per student for the three months ended August 31, 2009, a decrease of 15%.  The changes in student population and average revenue per student was a result of lesser college aged individuals this year as compared to the previous year and the teach-out of City University’s MBA program in China while other MBA programs are being created. As CIBT winds down its programs and transition to new ones the Company typically experience fluctuations in student population and revenues.  Historically, revenues for the fourth quarter of any given year are typically lower in comparison to other quarters.

CIBT generated a net loss of $1,639,791 for the three month period ended August 31, 2010 compared to a net loss of $370,136 for the three month period ended August 31, 2009.  CIBT’s EBITDA was a loss of $186,077 for the three month period ended August 31, 2010 compared to a loss of $114,582 for the three month period ended August 31, 2009.  CIBT generated a net loss of $1,529,433 for the year ended August 31, 2010 compared to a net income of $559,811 for the year ended August 31, 2009.  CIBT’s EBITDA was $355,939 for the year ended August 31, 2010 compared to $1,207,509 for the year ended August 31, 2009.  CIBT’s EBITDA for the three months ended August 31, 2010 was lower than the EBITDA for the three months ended August 31, 2009 due to an impairment of intangible assets.  CIBT’s EBITDA for the year ended August 31, 2010 was lower than the EBITDA for the three months ended August 31, 2009 because of lesser overall revenues accumulated over the year during the teach out phase for one of its higher revenue programs and an impairment of intangible assets.  An impairment of intangible assets is not cash related.  As CIBT has completed the teach out phase for these programs with lower student counts, the company has strategically realigned its position to focus more on lower cost programs with higher student counts and expect gradually ramp up its target student market.

In 2010, the financial performance of our China operation experienced a slow down and several programs were wound down therefore the Company assessed certain intangibles and a portion of the intangible value was impaired in accordance with GAAP.  Such impairment is not cash related and does not impact the cash flow or operations of the company.

The following reconciles the net income (loss) to the EBITDA:

	Three Months Ended August 31, 2010	Three Months Ended August 31, 2009	Year Ended August 31, 2010	Year Ended August 31, 2009

Net income (loss)	$(1,639,791)	$370,136	$(1,529,433)	$559,811

Add: interest on long-term debt	-	-	-	-
Add: income tax provision	(666,383)	996	(606,441)	(4,115)
Add: amortization and impairment	2,120,097	254,558	2,491,813	651,813

EBITDA	$(186,077)	$(114,582)	$355,939	$1,207,509

SSDC

Revenues for SSDC during the three months ended May 31, 2010 were $10,507,619 compared to $11,201,429 for the three months ended August 31, 2009, a decrease of 6%.  Revenues net of direct costs averaged a 66% margin during the quarter ended August 31, 2010 and 67% for the quarter ended August 31, 2009.  Revenues for SSDC during the year ended August 31, 2010 were $36,919,922 compared to $33,659,924 for the year ended August 31, 2009, an increase of 10%.  Revenues net of direct costs averaged a 68% margin during the year ended August 31, 2010 and 67% for the year ended August 31, 2009.

The SSDC student population was 1,699 as at August 31, 2010 compared to 2,216 as at August 31, 2009.  Revenue per student averaged $6,185 for the three months ended August 31, 2010 compared to an average of $5,132 per student for the three months ended August 31, 2009, an increase of 21%.  The student population decrease was a direct result of a stronger economy following the Olympic Games.  Revenue per student in Canada has increased significantly because of stronger demand for higher revenue generating programs such as licensed practical nursing and a decrease in demand for lower revenue generating programs such as English training programs and other short term programs.  The business strategy for SSDC is to increase its enrollment of students into higher revenue degree and diploma programs.  These students will likely come from the international student population within the CEG network of schools, in particular KGIC language school students.

SSDC generated a net income of $603,054 before inter-corporate interest and management fee charges of $520,711 for the three month period ended August 31, 2010 compared to a net income of $911,594 (before inter-corporate interest and management fee charges of $511,470) for the three month period ended August 31, 2009.  SSDC’s EBITDA was $1,409,283 for the three month period ended August 31, 2010 compared to $1,095,895 for the three month period ended August 31, 2009.  Net income for the year ended August 31, 2010 was $4,156,440 before inter-corporate interest and management fee charges of $3,149,040 as compared to $3,406,649 before inter-corporate interest and management fees charges of $2,342,337 for the year ended August 31, 2009.  SSDC’s EBITDA was $5,922,241 for the year ended August 31, 2010 compared to $4,631,125 for the year ended August 31, 2009.  SSDC’s EBITDA for the three months ended August 31, 2010 was higher than the EBITDA for the three months ended August 31, 2009 due to higher income tax provisions and amortization expenses.  SSDC’s EBITDA for the year ended August 31, 2010 was higher than the EBTIDA for the year ended August 31, 2009 because of higher earnings from more profitable programs.

The following reconciles the net income (loss) to the EBITDA:

	Three Months Ended August 31, 2010	Three Months Ended August 31, 2009	Year Ended August 31, 2010	Year Ended August 31, 2009

Net income (loss) before inter-corporate charges	$603,054	$911,594	$4,156,440	$3,406,649

Add: interest on long-term debt	48,075	53,291	92,346	41,579
Add: income tax provision	466,102	4,756	844,002	289,356
Add: amortization	292,052	126,254	829,453	893,541

EBITDA	$1,409,283	$1,095,895	$5,922,241	$4,631,125

KGIC

KGIC is based in Vancouver, with eight branches in Canada and six overseas training center/branch offices.  KGIC consists of two operating arms, King George International Language College and King George International Business College.   The King George International Business College (“KGIBC”), is a fundamental operating arm of KGIC and is a registered member of the Private Career Training Institutions Agency of British Columbia.

Revenues for KGIC for the three months ended August 31, 2010 were $8,167,918.  Revenues net of direct costs averaged a 62% margin.  KGIC generated a net income of $721,746 for the three months ended August 31, 2010.  KGIC’s EBITDA was $1,087,923 (before inter-corporate charges of $267,361) for the three months ended August 31, 2010.  KGIC generated a net income of $351,909 (before inter-corporate charges of $267,361) for the year ended August 31, 2010.  KGIC’s EBITDA was $486,224 for the year ended August 31, 2010.  KGIC experiences its highest influx of students during the summer months and thus a very successful quarter.  Financial performance for the three months ended August 31, 2010 reflects the restructuring and efficiencies reached following the acquisition of KGIC on May 15, 2010.

The following reconciles the net income (loss) to the EBITDA:

	Three Months Ended August 31, 2010	Year Period from acquisition on May 15, 2010 to August 31, 2010

Net income (loss) before inter-corporate charges	$989,107	$351,909

Add: interest on long-term debt	-	-
Add: income tax provision	6,392	6,392
Add: amortization	92,424	127,923

EBITDA	$1,087,923	$486,224

IRIX

Revenues for IRIX for the three months ended August 31, 2010 were $388,622 compared to $240,276 for the three months ended August 31, 2009, an increase of 62%.  Revenues for IRIX for the year ended August 31, 2010 were $1,566,724 compared to $1,314,328 for the year ended August 31, 2009, an increase of 19%.  The current economic pickup has positively contributed to IRIX’s advertising revenues, especially for advertising and marketing campaigns in the real estate sector.  IRIX has also expanded its clientele into other industries including the food and beverage industry which brings a more stable source of revenues to IRIX.  Revenues net of direct costs averaged a 51% margin during the quarter ended August 31, 2010 was the same during the quarter ended August 31, 2009.  These margin values demonstrate that the IRIX’s clientele have been demanding a relatively stable level of products and services from IRIX.

IRIX generated a net loss of $17,711 before inter-corporate fees of $5,610 for the three month period ended August 31, 2010 compared to a net loss of $125,800 (before inter-corporate fees of $22,531) for the three month period ended August 31, 2009.  IRIX’s EBITDA was a loss of $2,841 for the three month period ended August 31, 2010 compared to EBITDA loss of $118,429 for the three month period ended August 31, 2009.  IRIX’s EBITDA was $60,299 for the year ended August 31, 2010 compared to EBITDA loss of $94,717 for the year ended August 31, 2009.  The gain in the current quarter versus the same quarter last year is a result of higher revenues, due to the economy picking up and positively affecting advertising and marketing campaigns, and lower general and administrative expenses compared to the comparative period.

The following reconciles the net income (loss) to the EBITDA:

	Three Months Ended August 31, 2010	Three Months Ended August 31, 2009	Year Ended August 31, 2010	Year Ended August 31, 2009

Net income (loss) before inter-corporate charges	$(17,711)	$(125,800)	$20,407	$(124,201)

Add: interest on long-term debt	-	-	-	-
Add: income tax provision	13,396	-	13,396	-
Add: amortization	7,156	7,371	26,496	29,484

EBITDA	$(2,841)	$(118,429)	$60,299	$(94,717)

General and Administrative Expenses – Consolidated Group (Corporate, CIBT, SSDC and IRIX)

The following table compares selected financial information for the quarter ended August 31, 2010 to the quarter ended August 31, 2009 and the year ended August 31, 2010 to the year ended August 31, 2009:

Selected Financial Information	Three Months Ended August 31, 2010	Three Months Ended August 31, 2009	Year Ended August 31, 2010	Year Ended August 31 ,2009

Advertising	$3,413,246	$1,954,228	$8,700,663	$5,699,158

Consulting and management fees	$476,558	$436,391	$1,380,305	$1,230,128

Professional fees	$128,073	$237,921	$1,940,634	$1,544,022

Rent	$1,502,701	$786,595	$4,108,635	$3,019,407

Salaries and benefits	$3,496,570	$3,269,575	$10,645,586	$9,631,436

Advertising costs for the quarter ended August 31, 2010 amounted to $3,413,246 compared to $1,954,228 for the quarter ended August 31, 2009 an increase of $1,459,018 or 75%.  Advertising costs for the year ended August 31, 2010 amounted to $8,700,663 compared to $5,699,158 for the year ended August 31, 2009 an increase of $3,001,505 or 53%. Of the $3,413,246 advertising costs incurred in the current quarter, $1,567,135 was incurred by SSDC’s operations ($1,808,966 in the same quarter of the prior year, a decrease of 13%).  KGIC accounted for $1,696,851 of which agency fees amount for the bulk of advertising fees.  Agency fees for KGIC account for 28% of revenues.  CIBT accounted for $149,090 ($145,262 in the same quarter of the prior year, an increase of 3%. The balance of $170 was attributable to IRIX’s operations ($0 in the same quarter of the prior year).  SSDC uses expensive advertising media in its marketing campaigns.  SSDC utilizes television and radio which costs more than print media, but SSDC’s use of television and radio is effectively implemented which allows SSDC to maintain its market share and continue to build brand awareness.  CIBT uses print media and trade show presentations to market their programs resulting in lower costs for advertising.

Consulting and management fees totaled $476,558 for the three month period ended August 31, 2010 as compared to $436,931 for the three month period ended August 31, 2009, a decrease of $39,627 or 10% from the prior comparative quarter.  Consulting and management fees totaled $1,380,305 for the year ended August 31, 2010 as compared to $1,230,128 for the year ended August 31, 2009, an increase of $150,177 or 12% from the prior comparative period.  There was an increase in consulting services used during this current quarter due to an increase in corporate finance activities and business expansion activities.

Professional fees totaled $128,073 for the quarter ended August 31, 2010 compared to $237,921 for the quarter ended August 31, 2009, a decrease of 46%.  Professional fees totaled $1,940,634 for the year ended August 31, 2010 compared to $1,544,022 for the year ended August 31, 2009, an increase of 26%.  The increase in professional fees was a result of the ongoing and required use of specialized experts in the fields of valuation, taxation and internal controls in order to be in compliance with various regulations in North America and Asia.  Since the Company is a SEC Registrant in the U.S., the Company is subject to compliance with the Sarbanes-Oxley Act (Section 404 - Internal Controls), and accordingly engaged the services of professionals that specialize in compliance with the Sarbanes-Oxley Act (Section 404 - Internal Controls).  In addition, the Company’s former and current auditors were both involved in the filing of the Company’s annual Form 20-F filing with the SEC in the U.S.  The Company also engaged professional legal services to prepare its listing on the Toronto Stock Exchange during the quarter. The Company also sought professional advice on structure and tax filings and recognized the benefit of prior years tax losses.  The use of these various professionals and experts account for the significant increased of costs.  A portion of these expenses is expected to be non-recurring as these projects are being completed in the coming quarters.

Rent costs of $1,502,701 were incurred during the quarter ended August 31, 2010 as compared to $786,595 for the quarter ended August 31, 2009 an increase of 91%.  Rentals and lease costs of $4,108,635 were incurred during the year ended August 31, 2010 as compared to $3,019,407 for the year ended August 31, 2009 an increase of 36%.  In the current quarter, a total of $663,478 was from SSDC’s operations ($704,106 in the comparative quarter last year a decrease of 6%), which has multi-campus locations in Canada, and accounted for the majority of the rentals and lease expenses.  The remaining amount was attributable to CIBT’s operations in China for leased premises in China. The substantial increase of $716,106 was attributed to the eight KGIC facilities that were acquired with the KGIC asset purchase on March 15, 2010.

Personnel costs for the three months ended August 31, 2010 amounted to $3,496,570 compared to $3,269,575 for the three months ended August 31, 2009, an increase of $226,995 or 7%.  Personnel costs for the year ended August 31, 2010 amounted to $10,645,586 as compared to $9,631,436 for the year ended August 31, 2009, an increase of $1,014,150 an increase of 11%.  The increased personnel cost was primarily attributed to additional personnel from the acquisition of KGIC.  CIBT accounted for $513,597 ($248,047 in the comparative quarter last year, an increase of 107%).  KGIC accounted for $651,131 and IRIX accounted for $163,760 ($154,851 in the comparative quarter last year, an increase of 6%) of salaries and benefits.  SSDC accounted for $2,064,459 ($2,708,879 in the comparative quarter last year, a decrease of 24%) of total salaries and benefits, while CEG, the group company accounted for $103,623 ($157,798 in the comparative quarter last year, a decrease of 34%)  The increase is attributed to including the payroll of KGIC since it was acquired on March 15, 2010.

Overall, general and administrative expenses for the quarter ended August 31, 2010 were $10,506,530 (which represented 52% of the total gross revenues) compared to $8,069,369 (which represented 63% of the total gross revenues) for the quarter ended August 31, 2009.  For the year ended August 31, 2010 general and administrative expenses totaled $31,899,806 compared to $25,513,613 for the year ended August 31, 2009 (which both represented 57% of total gross revenues).

Amortization

Amortization expense of $527,127 was recorded in the current quarter ended August 31, 2010 compared to $403,663 for the quarter ended August 31, 2009.  The majority of the amortization expense relates to the amortization of finite life intangible assets that were purchased in during Fiscal 2008 and Fiscal 2009.  Amortization is a non-cash expense and does not negatively affect the cash flow of the Company.

Impairment

In 2010, the financial performance of our China operation experienced a slow down and several programs were wound down therefore the Company assessed certain intangibles and a portion of the intangible value was impaired in accordance with GAAP.  Such impairment is not cash related and does not impact the cash flow or operations of the company.

Stock-based Compensation

Stock-based compensation totaled $15,000 for the three months ended August 31, 2010, and $90,485 for the three months ended August 31, 2009.  Stock-based compensation is a result of the compensation expense in connection with the stock option grants during Fiscal 2007, Fiscal 2008, Fiscal 2009 and Fiscal 2010 being recognized and recorded in the current fiscal periods.  The stock-based compensation expense from the stock option grants in Fiscal 2007, Fiscal 2008, Fiscal 2009 and Fiscal 2010 are being recognized on a straight-line basis over the vesting period (ranging from 18 months to 48 months) of the underlying options.  Stock-based compensation represents the estimated fair value of stock options granted.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s operations have been financed through internal cash flow, debenture financing, and equity financing in the form of private placements, warrant exercises, and option exercises.

As at August 31, 2010, the Company had a working capital deficit of $1,836,438 (August 31, 2009 – working capital deficit of $584,384) and a net shareholders’ equity of $27,022,958 (August 31, 2009 – $22,671,054).  The Company’s overall cash position increased by $1,174,707 during the three month period ended August 31, 2010, resulting in a consolidated cash balance of $11,511,835 as at August 31, 2010.

The changes in working capital accounts reflect the normal business operating cycle of the Company’s educational business.  The Company’s educational business (especially CIBT) follows the typical student enrolment season for the education business sector, which is September of every year.  A substantial amount of the Company’s tuition fees (approximately 60%) are collected in the month of September of each year, but are deferred and recognized as revenues earned as the courses and programs are delivered throughout the academic year which operates from September to June.

The changes in the Company’s working capital accounts during the three months ended August 31, 2010 reflects the normal business operating cycle associated with the education business.  In particular, changes to the deferred revenues working capital account reflect the seasonal nature of the Company’s education business and the revenue recognition process.  For the year ended August 31, 2010, decrease in deferred revenues, net of those acquired in KGIC, resulted in a use of cash to the Company in the net amount of $583,878 as tuition fees were collected during that period.  Accounts receivable, net of those acquired in KGIC, increased by $2,146,521 for the year ended August 31, 2010 which represented a use of cash flow to the Company.  Accounts payable and accrued liabilities working capital account decreased by $255,373 for the year ended August 31, 2010 which represented a use of cash by the Company to pay trade creditors and educational partners.

When the changes in the working capital accounts (especially the deferred revenues account) are viewed in terms of the year ended August 31, 2010, the seasonal volatility is averaged out over the twelve month period from September 2010 to August 2010.

Net cash used in investing activities for the year ended August 31, 2010 was $5,752,247 as compared to $1,969,054 used for the year ended August 31, 2009.  The increase in cash used in investing activities was attributed to the acquisition of KGIC.  Net cash from financing activities for the year ended August 31, 2010 was $4,993,709 as compared to a net use of cash of $943,879 for the year ended August 31, 2009.  The net cash from financing activities was attributed to proceeds from issuance of shares totaling $3,297,430 and from loan principal advanced totaling $3,000,000.

The current economic downturn may have an impact, both positively and negatively, on the Company’s revenues.  CIBT’s student enrolment may be negatively affected since CIBT targets the higher end of the education market in China (relatively higher tuition fees for higher quality education).  Some students or potential students may no longer be able to afford the higher tuition fees that CIBT charges.  SSDC’s student enrolment may not be negatively affected by the current economic situation since SSDC offers a broad range of courses and programs that may actually encourage a career change for some people if they find themselves unemployed and in need of an update/upgrade in job skill training.  Government funded programs may encourage the unemployed to seek new opportunities through SSDC’s courses and programs, and accordingly have a positive effect on SSDC’s revenues.  During the 2010 Vancouver Olympics many individuals opt to volunteer or work for the Olympic organizer seeing it as a once in a life time event.  With the closing of the 2010 Olympic Games, those newly unemployed and have yet to seek employment may choose to enhance their skills by enrolling in school again.

The following table details the Company’s contractual obligations as at August 31, 2010.

	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years

Long-term debt	$2,793,888	$2,757,164	$36,724	-	-

Capital lease obligations	$340,908	$118,098	$222,810	-	-

Operating lease	$11,419,233	$4,423,367	$6,021,036	$974,830	-

Other long-term obligations	-	-	-	-	-

Total contractual obligations	$14,554,029	$7,298,629	$6,280,570	$974,830	-

On November 18, 2009, the Company entered into a joint engagement letter with two U.S. based investment firms (the “Underwriters”) recording the intention of the parties to raise US$15,000,000 from accredited and institutional investors by way of a registered offering of common shares of the Company.  In accordance with U.S. securities laws, the registered offering can only be made by way of a prospectus, which was filed with the applicable securities regulators in mid 2010.  The proceeds will be used to finance future acquisitions and working capital.  The exact terms of the financing are subject to negotiation between the Company and the Underwriters, and acceptance by regulatory bodies.

CAPITAL OUTFLOW RESTRICTIONS IN CHINA

Capital control exists in the People’s Republic of China.  China still has many restrictions on the movement of money in and out of the country for anything except payments associated with exports and imports.  At present, a company can repatriate up to 90 percent of profits from their China-based operations.  A portion (at least 10 percent for Wholly Owned Foreign Entities), must be placed in a reserve account.  This reserve is capped at 50 percent of a company’s registered capital.  To distribute the remainder, a company must obtain a board resolution authorizing distribution and file an application with China’s State Administration of Taxation (“SAT”) that includes an annual audit, tax receipts and other documents as required.  SAT will then issue a Foreign Enterprise Income Tax Payment Certificate which will enable the bank to exchange Chinese RMB into the desired currency for remission of funds.

TRANSACTIONS WITH RELATED PARTIES

As at August 31, 2010, a balance of $118,303 (August 31, 2009 – $274,563) was owing to certain officers, employees, directors, relatives of directors, and private companies controlled by officers and directors of the Company.  The $118,303 balance is comprised of $38,014 due to officers of the Company, $80,289 due to the President of IRIX.  A balance of $143,721 owed from the President of SSDC, and $179,031 due to a non-controlling partner from one of the SSDC campus operations.  Amounts due to related parties are non-interest bearing and have no fixed terms of repayment.  Transactions with related parties are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Effective October 1, 2009 and December 31, 2009, the Company sold a total of 789,472 treasury shares acquired through the provisions of the Company’s normal course issuer bid to the CEO of the Company at $0.38 per share (market price) in consideration for the settlement of a $300,000 bonus owing to the CEO (refer to Note 15).

During the year ended August 31, 2010 the Company and its subsidiaries incurred $1,772,472 (2009 – $1,538,411) for management fees, salaries and bonuses paid or payable to certain directors and officers employed by the Company, CIBT, SSDC, KGIC and IRIX.  Effective January 1, 2010, a new bonus of $400,000 is payable to the CEO of the Company in quarterly installments of $100,000 per quarter.  In addition, a bonus of $409,509 is payable to the President of SSDC.

In 2004, CIBT established a business venture with Weifang University and received a 60% interest in Beihai College from Weifang in consideration for funding Beihai College in the amount of $714,286 (5,000,000 RMB).  Beihai College is a PRC government approved college which has been in operation since 2002.  In consideration for retaining a 40% interest in Beihai College, Weifang has transferred definite life intangible assets consisting of its existing programs and student enrolments to the newly named CIBT Beihai International Management School and has also agreed to provide exclusive use of the Beihai College facilities at no cost for a period of seven years (subsequently amended to 15 years).  Effective July 1, 2007, the Chinese Government implemented a new cash management policy affecting Beihai College.  The tuition fees of Beihai College are required to be directly remitted to the local Chinese Government when tuition fees are received, and the funds are held by the Chinese Government under the account of Weifang.  Beihai College can receive funds for its operations from Weifang on an as-needed basis up to the amount of the tuition fees collected.  As at August 31, 2010, Weifang owed $1,890,071 (August 31, 2009 – $2,008,503) to CIBT.  In addition, as at August 31, 2010, CIBT owed $135,814 (August 31, 2009 – $790,546) to Weifang.

ACQUISITIONS

On March 15, 2010, the Company acquired the primary assets and liabilities used in the business of King George International College (“KGIC”).  The KGIC assets will enable the Company to continue operations as KGIC’s language and business colleges focusing on the Korean, Japanese, Taiwanese and South American markets.  KGIC is based in Vancouver, with eight branches in Canada and six overseas training center/branch offices.   King George International Business College (“KGIBC”), a fundamental operating arm of KGIC is a registered member of the Private Career Training Institutions Agency of British Columbia.  KGIC’s acquisition will assist CIBT in penetrating into new markets and expand CIBT’s global education network.  The cost of the acquisition will amount to a maximum of $8 million based on a $4 million initial payment and a maximum of $4 million of further consideration paid by means of an earn-out.  The purchase price allocation is preliminary, and will be adjusted as final information related to the unallocated portion of the purchase price is determine, including the assessment of acquired intangibles and goodwill (See CRITICAL ACCOUNTING POLICIES AND ESTIMATES) and as a result, the finalization of the purchase price allocation will impact amounts recorded for such assets and related impacted on earnings (loss) once finalized.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s financial statements are prepared in accordance with Canadian GAAP, and the Company’s significant accounting policies are disclosed in Note 2 of the audited consolidated financial statements for the year ended August 31, 2010.  The following accounting policies are of particular importance in the presentation of the Company’s financial position, results of operations and cash flows, and which require the application of significant judgment and estimates by management.

Revenue recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the risks and rewards of ownership pass to the purchaser, the selling price is fixed and determinable, and collectability is reasonably assured.

CIBT, SSDC and KGIC recognize tuition fee revenue on a straight-line basis over the terms of contracts when persuasive evidence of an arrangement exists, the price is fixed or determinable and collectability is reasonably assured.  When tuition fees are collected from students at the start of each course and program, the tuition fees, net of related discounts and estimated direct costs, are recorded as deferred revenue and recognized as revenues earned on a straight-line basis during the period of actual course and program delivery.  If a student withdraws from a course or program, the deferred revenue will be adjusted in accordance with the Company’s withdrawal and refund policy.  Deferred revenue represents revenue yet to be earned by the Company until the Company has fulfilled its obligations for delivery of the courses and programs, and recoverability or collectability of the amount is estimated to be reasonably assured.

IRIX recognizes revenue for service provided on a completed contract basis whereby contract revenues billed and contract expenses incurred are deferred until the contract is estimated to be substantially completed, delivery to the customer has occurred, and there is reasonable assurance of collection of the amounts billed.  If it is estimated that losses are expected on contracts before the substantial completion of the contracts then a full provision is made for the estimated losses.

Intangible assets

The Company’s indefinite life and finite life intangible assets are recorded at their cost which, for intangible assets acquired in business combinations, represents the acquisition date fair value.  The acquisition date fair value of the intangible assets, both indefinite life and finite life, were determined based on valuation methodology which included management’s estimate of projected cash flows for the Company.

Indefinite life intangible assets, which include accreditations, brand and trade names, and Chinese university partnership contracts are not subject to amortization and are tested for impairment annually or when indicated by changes in events or circumstances.  An impairment of an indefinite life intangible asset is recorded when, and to the extent that, the carrying value of an indefinite life intangible asset exceeds the fair value of the related indefinite life intangible asset with fair values of the indefinite life intangible assets being determined pursuant to generally accepted valuation methodologies.

Finite life intangible assets, which include curriculum access contracts, acquired internally developed curriculum, and foreign university cooperating agreements are amortized over periods ranging from one to fifteen years on a straight-line basis, being their estimated useful lives.  Finite life intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable through future undiscounted net cash flows from the use or disposal of the related finite life intangible asset.

In 2010, the financial performance of our China operation experienced a slow down and several programs were wound down therefore the Company assessed certain intangibles and a portion of the intangible value was impaired in accordance with GAAP.  Such impairment is not cash related and does not impact the cash flow or operations of the company.

Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair value estimates.  Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination.  When the net of the amounts assigned to identifiable net assets exceeds the cost of the purchase (“negative goodwill”), the excess is eliminated, to the extent possible, by a pro-rata allocation to certain non-current assets, with the balance presented as extraordinary gain.

Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  Impairment is assessed through a comparison of the carrying amount of the reporting unit with its fair value.  When the fair value of a reporting unit is less than its carrying amount, goodwill of the reporting unit is considered to be impaired.  Any impairment of goodwill is expensed in the period of impairment.

In 2007, certain goodwill and intangible value resulted from the share exchange agreement between CIBT Education Group and certain minority shareholders.  As a result of such share exchange agreement, CIBT Group was able to increase its ownership in its China based subsidiary from 74% to 100%.

Foreign currency translation

The CIBT subsidiaries in China maintain their accounting records in Chinese RMB.  The functional currency of the parent company and other entities in Canada is Canadian dollars and the Company’s reporting currency is Canadian dollars.  Management has determined that certain CIBT subsidiaries in China are considered to be integrated foreign operations, and accordingly the Company’s integrated foreign operations are translated using the temporal method.  Management has also determined that certain CIBT subsidiaries in China are considered to be self-sustaining foreign operations, and accordingly the Company’s self-sustaining foreign operations are translated using the current rate method.  Foreign currency gains and losses relating to translation of self-sustaining foreign operations are included in accumulated other comprehensive income.  Management continually evaluates whether any events or circumstances have caused there to be a change in the classification of the CIBT subsidiaries between integrated foreign operations or self-sustaining foreign operations.

Stock-based compensation

The Company grants stock options to certain directors, employees and consultants to acquire shares in the common stock of the Company in accordance with the terms of the Company’s stock option plan.  The Company expenses the estimated fair value of all stock-based compensation awards issued or modified on or after January 1, 2003 over the requisite service period.  Fair values have been determined using the Black-Scholes option pricing model which utilized management’s estimate of the following weighted average assumptions: the expected life of the stock options; the risk-free interest rate; the expected dividend yield; and the expected volatility of the Company’s stock.  The estimated fair value of the options granted to employees, officers and directors are recorded as compensation expense on a straight-line basis over the vesting period of the underlying options.

Income taxes

The Company follows the liability method of tax allocation.  Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and measured using the substantially enacted tax rates and laws in effect when the differences are expected to reverse.  In the case of unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax assets is determined by reference to the likely realization of future income tax reductions.  Significant estimates are required in determining the provision for income taxes, including but are not limited to, accruals for tax contingencies and valuation allowances for future income tax assets and liabilities.  Some of these estimates are based on interpretations of existing tax laws or regulations.  The Company’s effective tax rate may change from period to period based on the mix of income among the different foreign jurisdictions in which the Company operates, changes in tax laws in the foreign jurisdictions, and changes in the amount of valuation allowance recorded.

The Company initiated a corporate reorganization plan which resulted in recognizing the benefit of prior year losses.  This recovery also reduced tax provisions for the current year which resulted in higher net income for this year.

CHANGES IN ACCOUNTING POLICIES AND INITIAL ADOPTION

In February 2008, the CICA issued Section 3064 “Goodwill and Intangible Assets” which replaced CICA Section 3062 “Goodwill and Other Intangible Assets” and CICA Section 3450 “Research and Development Costs”.  The new Section establishes standards on the recognition, measurement, presentation and disclosure for goodwill and intangible assets subsequent to their initial recognition.  This new standard is applicable to fiscal years beginning on or after January 1, 2009, which for the Company is the fiscal year commencing September 1, 2009.

The adoption of this new accounting standard during the period did not impact the amounts reported in the Company’s financial statements.

FUTURE ACCOUNTING STANDARDS

(a) Recent Accounting Pronouncements

In December 2008, the CICA issued three new accounting standards:
(1) Handbook Section 1582 “Business Combinations”
(2) Handbook Section 1601 “Consolidated Financial Statements”
(3) Handbook Section 1602 “Non-Controlling interest”

These three new accounting standards replaced Section 1581 “Business Combinations” and Section 1600 “Consolidated Financial Statements”.  CICA Handbook Section 1582 provides the Canadian equivalent to IFRS 3 – “Business Combinations” and CICA Handbook Sections 1601 and 1602 provide the Canadian equivalent to IAS 27 – “Consolidated and Separate Financial Statements”. CICA Handbook Section 1582 requires additional use of fair value measurements, recognition of additional assets and liabilities, and increased disclosure for the accounting of a business combination.

The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Entities adopting Section 1582 will also be required to adopt Sections 1601 and 1602.  Section 1602 establishes standards for accounting for a non-controlling interest and will require the non-controlling interest to be presented as part of shareholders’’ equity on the balance sheet.  In addition the net earning will include 100% of the subsidiary’s results and will be allocated between the controlling interest and the non-controlling interest.  These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

The Company is in the process of evaluating the impact these standards will have on the Company’s financial position and results of operations upon adoption.

(b) International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  Accordingly, the conversion to IFRS will be applicable to the Company’s reporting in the first quarter ending November 30, 2011, with restatement of comparative information presented.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

FINANCIAL INSTRUMENTS

In accordance with current accounting standards, the Company initially measures all of its financial assets and financial liabilities at fair value and classifies them into categories with ongoing measurement as follows:
•	Held-to-maturity investments measured at amortized cost using effective interest method;
•	Available-for-sale assets measured at fair value;
•	Assets and liabilities held-for-trading measured at fair value;
•	Loans and receivables measured at amortized cost using effective interest method; and
•	Other financial liabilities measured at amortized cost using effective interest method.

The fair value of financial instruments represents the amounts that would have been received from or paid to counterparties to settle these instruments.  The fair value of the Company’s financial instruments included in current assets and liabilities, which include cash and cash equivalents, accounts receivable and accounts payable were estimated to approximate their carrying values due to the immediate or short-term maturity and normal trade terms of these instruments.  The fair value of the Company’s marketable securities is based on quoted prices in an active market.  The fair value of the long term debt approximates the book value since the interest rate is based on a floating rate.  It is impractical to determine the fair value of the amounts due to related parties with sufficient reliability due to the nature of the financial instruments, the absence of secondary markets and the significant cost of obtaining outside appraisals.

Exchange rate risk

The Company operates in Canada and China, and through its subsidiaries in China the Company generates revenues in Chinese RMB and incurs operating costs which are payable in Chinese RMB, giving rise to exposure to market risks from changes in foreign currency rates.  A strengthening of the Canadian dollar against the Chinese RMB would normally result in a decrease in net earnings attributable to the business units in China.

Credit risk

The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents and accounts receivable.  Cash is on deposit at major financial institutions.  Management is of the opinion that credit risk with respect to accounts receivable is limited due to the ongoing evaluations of its debts and the monitoring of their financial condition to ensure collections and to minimize losses.  Accounts receivable as at August 31, 2010 is reported net of allowance for bad debts of $451,691 (August 31, 2009 – $428,835).  The carrying amount of the assets included on the balance sheet represents the maximum credit exposure.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents which earn interest at market rates, and is exposed to interest rate risk on its demand term installment loan.  A one point increase in the prime rate of interest would add approximately $30,000 of interest cost per annum to the demand term installment loan.

Liquidity risk

The Company manages its liquidity risk by monitoring its operating requirements and using its demand operating credit facility to ensure financial resources are available.  The Company is exposed to liquidity risk in that the Company may not have sufficient cash resources to meet its financial obligations as they come due in the normal course of business.  Management prepares budgets and cash forecasts to ensure that the Company has sufficient funds to fulfill its financial obligations.

The following table summarizes the obligations of the Company’s financial liabilities, and service obligations with respect to deferred revenues, and operating commitments as at August 31, 2010:

	August 31, 2010					August 31, 2009
	Less than 1 year	1 – 3 years	4- 5 years	Greater than 5 years	Total	Total

Accounts payable and accrued liabilities	$5,007,187	$-	$-	$-	$5,007,187	$5,384,767
Income taxes payable	522,921	-	-	-	522,921	481,352
Capital leases	118,098	222,810	-	-	340,908	389,451
Long-term debt	2,757,164	36,724	-	-	2,793,888	226,439
Operating leases	4,423,367	6,021,036	974,830	-	11,419,233	4,462,954

	$12,828,737	$6,280,570	$974,830	$-	$20,084,137	$10,944,963

OFF-BALANCE SHEET ARRANGEMENTS

There were no off-balance sheet arrangements engaged by the Company or any of its subsidiaries.

SUBSEQUENT EVENTS

On September 20, 2010 the Company withdrew its registration statement filed with the Securities and Exchange Commission on a Form F-1 as a result of current market conditions.  The withdrawal became effective on the date of filing subject to any comments from the Securities and Exchange Commission within 15 days of filing.

On October 14, 2010, 100,000 stock options with an exercise price of $0.54 per share (three year term) were granted to an officer of the Company.

On November 3, 2010, 210,000 share purchase warrants expired without exercise by the holders of the share purchase warrants.

DISCLOSURE CONTROLS AND PROCEDURES & INTERNAL CONTROLS OVER FINANCIAL REPORTING

(a) Evaluation of Disclosure Controls and Procedures

The Company carried out, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer, an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.  Based on their evaluation, the Company’s Chief Executive Officer and its Chief Financial Officer concluded that, as of August 31, 2010, and the date of this Management’s Discussion & Analysis, that the disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Company and its subsidiaries are made known to them by others within the Company, and that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under Canadian securities laws are recorded, processed, summarized and reported in a timely manner.

(b) Report of Management on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting.  Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

With the participation of the Company’s Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting as of August 31, 2010, based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the annual of interim financial statements will occur and not be detected by management before the financial statements are published.  Controls can potentially be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control.  The design of any system of controls also is based on part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

In its assessment of the effectiveness in internal control over financial reporting as of August 31, 2010, the Company determined that there were control deficiencies that constituted a material weakness, as described below.

•
We have not tested the operating effectiveness of our controls over financial reporting.  During our review process we created and implemented new controls and procedures.  However due to time and staff constraints, we did not test our controls over financial reporting in accordance with COSO standards.  Since we have not satisfactorily tested our controls, we have determined that we were unable to conclude that our controls over financial reporting were ineffective.

•
As a result of the 2010 year end reporting process, management has identified certain material weaknesses that existed in the design or operation of our internal control over financial reporting including ineffective controls at the entity level, ineffective controls over the financial close and reporting process, inadequate controls related to the treasury cycle, inadequate controls related to the inventory cycle, inadequate controls related to the revenue cycle, inadequate controls related to the payroll cycle, inadequate controls related to the expenditure cycle, and  ineffective controls over the reporting of intangible assets and goodwill.

Due to these material weaknesses, management concluded that our internal control over financial reporting was not effective as of August 31, 2010.

(c) Remediation Plan for Material Weakness in Internal Control over Financial Reporting

The Company is in the process of developing and implementing a remediation plan to address the material weakness as described above.  The Company has taken the following actions to improve internal controls over financial reporting:

•	We will enhance our risk assessment, internal control design and documentation and develop a plan for testing in accordance with COSO standards; and

•	Develop and implement other procedures in the internal control function.

In light of the aforementioned material weakness, management conducted a thorough review of all significant or non-routine adjustments for the year ended August 31, 2010.  As a result of this review, management believes that there are no material inaccuracies or omissions of material fact and, to the best its knowledge, believes that the consolidated financial statements for the year ended August 31, 2010 fairly present in all material respects the financial condition and results of operations for the Company in conformity with generally accepted accounting principles.

Management excluded the newly acquired KGIC’s internal control over financial reporting from its assessment of the effectiveness of internal controls over financial reporting as of August 31, 2010. There were no changes in the Company’s internal controls over financial reporting during the year ended August 31, 2010 that have materially affected, or are reasonably likely to affect, the Company’s internal controls over financial reporting.

CIBT EDUCATION GROUP INC.
SCHEDULE OF SHARE CAPITAL
AS AT AUGUST 31, 2010

Authorized share capital consists of 150,000,000 common shares without par value.
	Number	Value
Issued and outstanding

Balance at August 31, 2008 and 2009	64,109,297	44,350,606

- for private placement at $0.70 per share	4,726,714	3,308,700
- fees and commissions for private placement	-	(206,270)
- fair value of agent’s warrants for private placement	-	(63,000)
- for cash by exercise of options at $0.50 per share	390,000	195,000
- contributed surplus reallocated on exercise of stock options	-	124,800

Balance at August 31, 2010	69,226,011	$47,709,836

Escrow shares
No escrow shares were issued and outstanding as at August 31, 2010.

Stock options
Details of options outstanding and as at August 31, 2010 are as follows:

Number of Options	Exercise Price	Expiry Date	Remaining Contractual Life

1,325,000	$0.58	February 19, 2011	0.47 years
100,000	$1.70	March 19, 2011	0.55 years
750,000	$2.00	March 19, 2011	0.55 years
210,000	$0.51	January 21, 2012	1.39 years
1,450,000	$1.53	June 21, 2012	1.81 years
80,000	$0.80	May 2, 2013	2.67 years
50,000	$0.60	August 8, 2013	2.94 years

3,965,000	$1.22 Average Price

Share purchase warrants
Details of warrants outstanding as at August 31, 2010 are as follows:

Number of Warrants	Exercise Price	Expiry Date	Remaining Contractual Life

210,000	$0.70	November 3, 2010	0.18 years

210,000